

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2017

Stephen Ragland
Chief Financial Officer
Stone Bancshares, Inc.
802 East Main Street
Mountain View, AK 72560

> **Re:** **Stone Bancshares, Inc.**
> **Offering Statement on Form 1-A**
> **Filed October 30, 2017**
> **File No. 024-10757**

Dear Mr. Ragland:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part 1- Notification

Item 1. Issuer Information

1. Please revise the issuer information regarding financial statements to reflect the amounts for the most recent fiscal period contained in the offering.

Part II – Information Required In Offering Circular

Offering Circular

2. Revise to disclose whether or not any of the insiders and other affiliated persons have indicated any interest in purchasing shares in the offering. If so, please briefly describe their interest.

Item 1. Cover Page

3. We note that the common stock being offered is on a best efforts basis. Please revise the offering table to include Total Minimum as required. Refer to Item 1(e), Part II of Form 1-A.

Item 3. Summary and Risk Factors

The Offering

4. Here and in the main section under Plan of Distribution clarify how you will solicit minority shareholders and how the $14/share price was determined and the arbitrary nature of this price.

5. Advise us how long you intend between the mailing of any materials and the closing of the offering and how any secondary offering of unsubscribed shares will be handled for minority shareholders.

Voting Control of the Company

6. Please disclose, if known, whether the J. T. Compton family group intends to purchase their pro rata share in this offering.

Item 4. Dilution

7. We note the disclosure on page 44 of your Company Stock Plans, including your Stock Benefit Plan, Executive Stock Plan, and Stock Purchase Plan. Please tell us how these plans reconcile to the Stock compensation plan disclosed in Note 19. Employee Benefit Plans, of the Stone Bancshares, Inc. consolidated financial statements and why none of these plans are disclosed in the Stone Bank financial statements. Revise as necessary.

Item 7. Description of Business

8. Please expand the discussion here and in the financial statements to discuss the terms of the Plan of Exchange dated March 9, 2016 between the Company and Stone Bank in which you acquired all the stock from its shareholders. In addition, please tell us the accounting literature that you relied upon to account for the exchange.

Item 9. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Analysis of Financial Condition

Unconsolidated Financial Statements

General

9. Please expand the interim financial statements to include a statement of cash flows pursuant to Part F/S (b) Financial Statements for Tier 1 Offerings (4) of Form 1-A.

Financial Statements

General

10. We note that you filed financial statements as Exhibits "A", "B", and "C". Please revise to include the financial statements in the body of the Form 1-A filing pursuant to Part F/S (a) General Rules (1) of Form 1-A.

Exhibit B – Unaudited Financials for Stone Bancshares, Inc.

11. You present the Consolidated Statement of Income for Stone Bancshares, Inc. for the period ending June 30, 2017 and the period ended December 31, 2016. Please revise to provide a comparative Consolidated Statement of Income for the six months ended June 30, 2016 consistent with the comparative unaudited Statement of Income for Stone Bank for the six months ended June 30, 2016 presented in your Analysis of Financial Condition discussion beginning on page 23 of the Offering Circular. Refer to Part F/S (b) Financial Statements for Tier 1 Offerings, (4) of the Form 1-A.

Exhibit 11

Consents

Consent of S. F. Fiser and Company

12. Please file a signed consent of the independent auditors.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Chris Harley at 202-551-3695 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: John E. Pruniski, III